Exhibit 99.7

Celestica Inc.
Annual Meeting of Shareholders
April 26, 2007 at 10:00 a.m.
Vanity Fair Ballroom, Le Royal Meridien King Edward Hotel

Proxy Login Details:

Control Number: [[ControlNumber]]

Holder Account Number: [[HolderAccountNumber]]

Proxy Access Number: [[ProxyAccessNumber]]

To: [[Registration]]

We are pleased to deliver your Management Information Circular and the Annual Report on Form 20-F via email and provide you with the opportunity to vote online. The Management Information Circular and the Annual Report on Form 20-F are now available, and you can now vote your shares for the 2007 Annual Shareholder Meeting. Proxies submitted by the Internet must be received by 5:00 pm EDT on April 24, 2007.

To view the Management Information Circular and the Annual Report on Form 20-F, visit:

http://www.celestica.com/ShareholderDocs.html

To cast your vote, please visit www.investorvote.com and follow the on-screen instructions. You will be prompted to enter the proxy voting details provided above in this email to access this voting site.

We encourage you to exercise your right, as a shareholder, to participate in the upcoming meeting either in person or by voting your proxy as described above.

Thank you for using our online voting service.

Please note: You are receiving this email because you are signed up for Electric Shareholder Communications, our environmentally friendly eComms service. You can unsubscribe to email notifications at any time by changing your elections on the Electronic Shareholder Communications menu at Investor Centre.

Questions? For additional assistance regarding your account please visit www.computershare.com/service where you will find useful FAQs, phone numbers and our secure online contact form.

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